Peace Arch Entertainment Group Inc.

Quarterly Consolidated Financial Statements

November 30, 2006 - Restated

(in thousands of Canadian dollars)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	November 30 2006 Restated (see note 3) (unaudited)	August 31 2006 Restated (see note 3) (audited)
Assets

Cash and cash equivalents	3,650	1,216

Accounts and other receivables (note 4)	23,726	21,471

Inventory	2,391	1,830

Investment in film and television programming (note 5)	36,373	28,851

Prepaid expenses and deposits	591	370

Property and equipment (note 6)	585	571

Intangible assets (note 12)	1,785	1,875

Goodwill (note 11)	5,252	5,252

Deferred acquisition costs (note 25(ii))	1,013	511

Restricted term deposits (note 14)	22,980	21,272

	98,346	83,219
Liabilities

Bank credit facility (note 7a)	1,533	1,811

Corporate loans (note 7b)	7,199	7,153

Production loans (note 8)	28,489	22,609

Accounts payable and accrued liabilities (note 9)	17,409	11,560

Deferred revenue	2,655	799

Future income tax liability	819	883

Revenue guarantee obligation (note 14)	22,980	21,272

	81,084	66,087
Shareholders’ Equity

Capital stock (note 15)	22,408	21,760

Contributed surplus (note 16)	2,944	2,864

Warrants (note 17)	885	1,010

Other paid-in capital	680	680

Deficit	(9,655)	(9,182)

	17,262	17,132

	98,346	83,219
Nature of operations and going concern (note 1)

Commitments and contingencies (note 22)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Loss

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2006 Restated (see note 3) (unaudited)	Three Months Ended November 30 2005 Restated (see note 3) (unaudited)

Revenue	11,330	909

Expenses
Amortization of investment in film and television programming, and other production costs	4,350	832
Home entertainment direct costs	4,249	-
Selling, general and administrative	1,890	1,020
Other amortization	124	20

	10,613	1,872

Earnings (loss) from operations before the undernoted	717	(963)

Interest income (note 14)	260	252
Interest expense (note 18)	(822)	(506)
Gain on sale of asset (note 10)	-	33
Foreign exchange gain (loss)	(317)	409
Loss on settlement of obligations (note 15(a)(iii))	(13)	-

Loss before income taxes	(175)	(775)

Income tax expense	(198)	-

Net loss for the period	(373)	(775)

Net loss per common share (note 19)
Basic	(0.02)	(0.04)

Diluted	(0.02)	(0.04)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2006 Restated (see note 3) (unaudited)	Three Months Ended November 30 2005 Restated (see note 3) (unaudited)

Deficit – Beginning of period	(9,182)	(4,255)

Preference share dividends (note 15(a)(v))	(100)	(59)
Net earnings (loss) for the period	(373)	(775)

Deficit – End of period	(9,655)	(5,089)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2006 Restated (see note 3) (unaudited)	Three Months Ended November 30 2005 Restated (see note 3) (unaudited)
Cash flows from operating activities
Net loss for the period	(373)	(775)
Items not affecting cash
Amortization of film and television programming (note 5)	2,326	539
Income tax recovery	(64)	-
Other amortization	124	20
Stock-based compensation and warrant costs	119	56
Loss on settlement of obligations	13	-
Gain on sale of asset	-	(33)
Investment in film and television programming	(9,848)	(4,427)
Changes in non-cash operating working capital (note 20)	4,110	1,520

	(3,593)	(3,100)

Cash flows from investing activities
Property and equipment purchases	(48)	(32)

	(48)	(32)

Cash flows from financing activities
Bank credit facility	(278)	-
Issuance of corporate loans	2,235	1,967
Repayment of corporate loans	(2,189)	-
Issuance of preference shares	277	-
Payment of preference share dividends	-	(59)
Issuance of common shares	123	-
Production loans	12,199	4,251
Repayment of production loans	(6,292)	(3,936)

	6,075	2,223

Increase (decrease) in cash and cash equivalents	2,434	(909)

Cash and cash equivalents – Beginning of period	1,216	1,428

Cash and cash equivalents – End of period	3,650	519

Supplemental cash flow information
Interest paid	707	577

Non-cash transactions (note 21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the Company) creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows form operations to fund continuing operations and meet its obligations as they come due.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term to fund its continuing operations and meet its obligations as they come due.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant accounting policies

a)

Basis of presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary.  All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s audited financial statements for the year ended August 31, 2006.

b)

Variable interest entities

In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, the Company has consolidated the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. as indicated in the following table:

Total VIE Balances $

Accounts and other receivables	1,226
Investment in film and television programming	995
Production loans	(1,849)
Accounts payable and accrued liabilities	(372)

The Company has determined that its rights to the remaining acquired film properties do not expose the Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the various production entities is $14,503,000.

c)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

d)

Operating cycle

As the Company’s principal activity is the development, production and distribution of films and television programming for which the normal operating cycle exceeds one year, the Company maintains a non-classified balance sheet.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Restatement of financial statements

Restatement of November 30, 2006 and 2005

i)

During the year ended August 31, 2007, the Company identified errors in its financial statements related to its accounting treatment of interest during the periods ended November 30, 2006 and 2005.  It was determined that a portion of the interest incurred had been capitalized as a cost of investment in films and television programs when no expenditures were being incurred on pre-production and production activities. The financing obtained by or arranged for consolidated sole purpose production companies was used by the Company to fund corporate activities. The capitalization of interest was not consistent with the requirement of SoP 00-2. The adjustment results in an increase to interest expense of $245,000 (2005 – $76,000) and a corresponding decrease in the investment in film and television programming for the periods ended November 30, 2006 and 2005.

The reduction in the cost of the investment in film and television programming results in a reduction of amortization on investment in film and television programming of $48,000 for the period ended November 30, 2006 and a corresponding increase in the investment in film and television programming.

The result of the above adjustments is a net decrease in the Company’s earnings of $197,000 (2005 – $76,000) for the periods ended November 30, 2006 and 2005 and a corresponding increase to the deficit in shareholders’ equity.

The effect of these errors on the August 31, 2006 consolidated financial position of the Company was a decrease in investment in film and television programming of $323,000 and a corresponding increase to the deficit and shareholders’ equity.

ii)

In addition, as at November 30, 2006, the Company has reclassified loans totalling $7,199,000 (August 31, 2006 - $7,153,000) to corporate loans from production loans to be consistent with the use of proceeds from the loans.

iii)

During the year ended August 31, 2007, the Company identified an error in its November 30, 2006 financial statements related to its accounting treatment of penalties and uncertain tax positions.  It was determined that an additional provision for income tax should be made of $262,000 for the three months ended November 30, 2006.  The total adjustment to accounts payable and accrued liabilities as at November 30, 2006 from these errors was $438,000 of which $176,000 was accrued for during the year ended August 31, 2006.

iv)

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the periods ended November 30, 2006 and 2005. The Company had included interest incurred during those periods in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows.  The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

operating activities.  Interest paid throughout those periods had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made.  The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles.  As a result of this error, for the period ended November 30, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $680,000 and $707,000, respectively, with a corresponding net decrease of $27,000 to cash used in operating activities. As a result of this error, for the period ended November 30, 2005, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $220,000 and $577,000, respectively, with a corresponding net decrease of $357,000 to cash used in operating activities.  This adjustment had no impact on the Company’s financial position or results of operations for the periods ended November 30, 2006 and 2005.

The following table summarizes the effects of the preceding adjustments on the previously reported November 30, 2006 and 2005 consolidated financial position, results of operations and cash flows of the Company.

	As at November 30, 2006
	As reported	Adjustments	As restated

Assets
Cash and cash equivalents	3,650	-	3,650
Accounts and other receivables	23,726	-	23,726
Inventory	2,391	-	2,391
Investment in film and television programming	36,893	(520)	36,373
Prepaid expenses and deposits	591	-	591
Property and equipment	585	-	585
Intangible assets	1,785	-	1,785
Goodwill	5,252	-	5,252
Deferred acquisition costs	1,013	-	1,013
Restricted term deposits	22,980	-	22,980
	98,866	(520)	98,346
Liabilities
Bank credit facility	1,533	-	1,533
Corporate loans	-	7,199	7,199
Production loans	35,688	(7,199)	28,489
Accounts payable and accrued liabilities	16,971	438	17,409
Deferred revenue	2,655	-	2,655
Future income tax liability	819	-	819
Revenue guarantee obligation	22,980	-	22,980
	80,646	438	81,084
Shareholders’ Equity
Capital stock	22,408	-	22,408
Contributed surplus	2,944	-	2,944
Warrants	885	-	885
Other paid-in capital	680	-	680
Deficit	(8,697)	(958)	(9,655)
	18,220	(958)	17,262
	98,866	(520)	98,346

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended November 30
	As reported	Adjustments	As restated
	2006	2006	2006
	$	$	$

Revenue	11,330	-	11,330

Expenses
Amortization of investment in film and television programming, and other production costs	4,398	(48)	4,350
Home entertainment direct costs	4,249	-	4,249
Selling, general and administrative	1,890	-	1,890
Other amortization	124	-	124

	10,661	(48)	10,613

Earnings (loss) from operations before the undernoted	669	48	717

Interest income	260	-	260
Interest expense	(577)	(245)	(822)
Gain on sale of asset	-	-	-
Foreign exchange gain (loss)	(317)	-	(317)
Loss on settlement of obligations	(13)	-	(13)

Earnings (loss) before income taxes	22	(197)	(175)

Income tax (expense) recovery	64	(262)	(198)

Net earnings (loss) for the period	86	(459)	(373)

Net loss per common share
Basic	(0.00)	(0.02)	(0.02)

Diluted	(0.00)	(0.02)	(0.02)

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended November 30
	As reported	Adjustments	As restated
	2005	2005	2005
	$	$	$

Revenue	909	-	909

Expenses
Amortization of investment in film and television programming, and other production costs	832	-	832
Home entertainment direct costs	-	-	-
Selling, general and administrative	1,020	-	1,020
Other amortization	20	-	20

	1,872	-	1,872

Earnings (loss) from operations before the undernoted	(963)	-	(963)

Interest income	252	-	252
Interest expense	(430)	(76)	(506)
Gain on sale of asset	33	-	33
Foreign exchange gain (loss)	409	-	409
Loss on settlement of obligations	-	-	-

Earnings (loss) before income taxes	(699)	(76)	(775)

Income tax (expense) recovery	-	-	-

Net earnings (loss) for the period	(699)	(76)	(775)

Net loss per common share
Basic	(0.04)	-	(0.04)

Diluted	(0.04)	-	(0.04)

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended November 30
	As reported	Adjustments	As restated
	2006	2006	2006
	$	$	$

Cash flows from operating activities

Net earnings (loss) for the year	86	(459)	(373)
Items not affecting cash
Amortization of film and television programming	2,374	(48)	2,326
Income tax recovery	(64)	-	(64)
Other amortization	124	-	124
Stock-based compensation and warrant costs	119	-	119
Loss on settlement of obligations	13	-	13
Gain on sale of asset	-	-	-
Investment in film and television programming	(10,093)	245	(9,848)
Changes in non-cash operating working capital	3,875	235	4,110
	(3,566)	(27)	(3,593)

Cash flows from investing activities
Property and equipment purchases	(48)	-	(48)

	(48)	-	(48)

Cash flows from financing activities
Bank credit facility	(278)	-	(278)
Issuance of corporate loans	-	2,235	2,235
Repayment of corporate loans	-	(2,189)	(2,189)
Issuance of preference shares	277	-	277
Payment of preference share dividends	-	-	-
Issuance of common shares	123	-	123
Production loans	15,114	(2,915)	12,199
Repayment of production loans	(9,188)	2,896	(6,292)

	6,048	27	6,075

Increase (decrease) in cash and cash equivalents	2,434	-	2,434

Cash and cash equivalents – Beginning of period	1,216	-	1,216

Cash and cash equivalents – End of period	3,650	-	3,650

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended November 30
	As reported	Adjustments	As restated
	2005	2005	2005
	$	$	$

Cash flows from operating activities

Net earnings (loss) for the year	(699)	(76)	(775)
Items not affecting cash
Amortization of film and television programming	539	-	539
Income tax recovery	-	-	-
Other amortization	20	-	20
Stock-based compensation and warrant costs	56	-	56
Loss on settlement of obligations	-	-	-
Gain on sale of asset	(33)	-	(33)
Investment in film and television programming	(4,503)	76	(4,427)
Changes in non-cash operating working capital	1,877	(357)	1,520
	(2,743)	(357)	(3,100)

Cash flows from investing activities
Property and equipment purchases	(32)	-	(32)

	(32)	-	(32)

Cash flows from financing activities
Bank credit facility	-	-	-
Issuance of corporate loans	-	1,967	1,967
Repayment of corporate loans	-	-	-
Issuance of preference shares	-	-	-
Payment of preference share dividends	(59)	-	(59)
Issuance of common shares	-	-	-
Production loans	6,438	(2,187)	4,251
Repayment of production loans	(4,513)	577	(3,936)

	1,866	357	2,223

Increase (decrease) in cash and cash equivalents	(909)	-	(909)

Cash and cash equivalents – Beginning of period	1,428	-	1,428

Cash and cash equivalents – End of period	519	-	519

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The following table summarizes the effects of the preceding adjustments on the previously reported August 31, 2006 consolidated financial position of the Company.

	As at August 31, 2006
	As reported	Adjustments	As restated

Assets
Cash and cash equivalents	1,216	-	1,216
Accounts and other receivables	21,471	-	21,471
Inventory	1,830	-	1,830
Investment in film and television programming	29,174	(323)	28,851
Prepaid expenses and deposits	370	-	370
Property and equipment	571	-	571
Intangible assets	1,875	-	1,875
Goodwill	5,252	-	5,252
Deferred acquisition costs	511	-	511
Restricted term deposits	21,272	-	21,272
	83,542	(323)	83,219
Liabilities
Bank credit facility	1,811	-	1,811
Corporate loans	-	7,153	7,153
Production loans	29,762	(7,153)	22,609
Accounts payable and accrued liabilities	11,384	176	11,560
Deferred revenue	799	-	799
Future income tax liability	883	-	883
Revenue guarantee obligation	21,272	-	21,272
	65,911	176	66,087
Shareholders’ Equity
Capital stock	21,760	-	21,760
Contributed surplus	2,864	-	2,864
Warrants	1,010	-	1,010
Other paid-in capital	680	-	680
Deficit	(8,683)	(499)	(9,182)
	17,631	(499)	17,132
	83,542	(323)	83,219

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts and other receivables

	November 30 2006 $	August 31 2006 $

Trade receivables	18,053	16,322
Tax credits receivable	5,673	5,149

	23,726	21,471

The Company borrows from financial institutions to make films. These financial institutions sometimes require receivables from one film to be pledged as security against loans relating to another film. At November 30, 2006, $4,097,000 (August 31, 2006 – $4,464,000) of the trade receivables and tax credit receivables are cross-collateralized against various financial institution loans of $7,422,000 (August 31, 2006 – $7,763,000).

Tax credits receivable are Canadian federal and provincial government refundable tax credits and New York State tax credits. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

The components are as follows:

			November 30, 2006 Restated (see note 3)			August 31 2006 Restated (see note 3)
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	70,682	49,456	21,226	63,428	47,466	15,962
Productions in progress	4,784	-	4,784	5,506	-	5,506
In development	161	-	161	500	-	500
Television programming
Released	8,010	5,715	2,295	7,782	5,448	2,334
Productions in progress	6,848	-	6,848	3,401	-	3,401
In development	128	-	128	150	-	150
Home Entertainment	1,078	147	931	1,076	78	998

	91,691	55,318	36,373	81,843	52,992	28,851

Property and equipment

			November 30, 2006			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	470	142	328	422	124	298
Production equipment	286	75	211	286	63	223
Leasehold improvements	92	46	46	92	42	50

	848	263	585	800	229	571

Bank credit facility and Corporate loans

a)

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $2,500,000. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At November 30, 2006, there was $967,000 (August 31, 2006 – $689,000) available under the facility.

b)

Corporate loans

Corporate loans comprise the following:

	November 30 2006 $ Restated (see note 3)	August 31 2006 $ Restated (see note 3)

Loan from related party (i)	2,863	2,839
Production loans applied to corporate activities (ii)	4,336	4,314

	7,199	7,153

i)

Loan from related party

During the year ended August 31, 2006, the Company entered into an agreement with a company controlled by a director and by a member of the Company’s senior management in the principal amount of $2,740,000.  The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credits receivable due on films that it has produced and by guarantees provided by certain consolidated production companies, where such guarantees are limited to the consolidated production companies’ liability to the Company, amounting to the Company’s entitlement to the tax credits, in order to assist the Company with the financing of its distribution advances.  During the period ended November 30, 2006, interest incurred on the loan was $123,000 (2005 - $nil), which includes interest of $89,000 paid to a director of the Company and the member of the Company’s senior management.

ii)

Production loans applied to corporate activities

Certain of the Company’s subsidiaries enter into financing arrangements with financial institutions and other lenders for funding to be used solely to produce films and television programs.  These subsidiaries include wholly owned companies and VIEs legally controlled by others.  These subsidiaries transferred all or a portion of the funds received under production loans’ draws to other subsidiaries of the Company to be used for other purposes including funding working capital.  The funds were transferred back to the production entities when those entities require the funds to finance their costs of production.  In some cases, the proceeds of the loans from certain non financial institutional lenders were provided to these other subsidiaries and never transferred to the production entities.  The Company intends to repay these loans from its cash flows.

Other terms of and security provided for the loans provided by financial institutions are described in note 8(a).  Other terms and guarantees of the loans provided by other lenders are described in note 8(b).

The loans bear interest at the rate of 6% to 30% per annum and have arrangement fees of 6%.  The weighted average interest rate of loans outstanding was 20.43% (2006 – 30%).  Interest incurred on the loans while the Company has use of the funds for corporate activities or while production entities are not active in preproduction and production is included in interest expense.

Included in the balance of production loans applied to corporate activities at November 30, 2006, is US$2,798,000 (Cdn$3,195,000) (2006 – US$2,179,000 (Cdn$2,408,000)) in such preproduction loans denominated in United States dollars.

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Production loans comprise the following:

	November 30 2006 $ Restated (see note 3)	August 31 2006 $ Restated (see note 3)

Bank and other financial institution loans (a)	25,838	20,450
Interim bridging loans (b)	2,184	1,640
Vendor financing arrangement (c)	467	519

	28,489	22,609

a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and acquisition of film distribution rights. Repayments may be solely from cash flows, as they are collected from tax credits received for or the revenue of each film or from across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collateralized across a number of films.

Loans are made in United States dollars and Canadian dollars. Of the loans outstanding, US$9,252,000 (Cdn$10,568,000) (August 31, 2006 - US$10,538,000 (Cdn$11,648,000)) is denominated in United States dollars. The amount of loans may be based on committed advances and minimum guarantees receivable from distributors or broadcasters and expected tax credits.  In certain circumstances, another subsidiary of the Company may be the distributor and required to provide the minimum guaranteed fee.  Certain advances are made that are not supported by any distributor or broadcaster commitments or expected tax credits and provide the bank the right to draw from a cash collateral or control account.

All loans are due on demand with certain specified maturity dates.  In certain cases, the maturity dates coincide with the expected release date of the film or television program. Loans may be extended at a fee of ¾ to 1% of the outstanding balance.  All advances or minimum guarantees received from the distributors or broadcasters which do not represent funding for the production of the film or television programs are to be applied against the loans.  All loans supported by tax credits are due at the earlier of a specified date, the date that the tax credits are applied against taxes otherwise payable, the due date of the tax returns, upon receipt of the refundable tax credit or the date the tax credit claim is not accepted. The loans may be prepaid at any time.

For each loan, the Company has assigned to the lender all refundable tax credits and distributor and broadcaster advances and minimum guarantees, if applicable, and distributors fees to be received from the distribution of the film or television programs; provided the lender with a copyright mortgage on the respective film; and obtained a guarantee from Cangap, if applicable.

Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions that bear interest at the rate of LIBOR plus 0.75% to plus 3.25%. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. The loans provide that interest may be capitalized to the cost of the loan to a maximum specified amount.  In addition, the Company pays the lenders certain arrangement fees for each loan.  As at November 30, 2006, the weighted average interest rate of the loans outstanding was 7.38% (August 31, 2006 - 6.26%).

During the three months ended November 30, 2006, loans totalling $1,322,000 (August 31, 2006 - $3,416,000) became due and payable.  The terms were extended by negotiation to more closely match the collection of cash from the revenue source acting as security interest for these loans.  The extension period for these loans is less than one year.

During the period ended November 30, 2006, arrangement fees paid to banks and other financial institutions of $22,000 (2005 - $29,000) were capitalized to film and television programming costs.

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default.

b)

Interim bridging loans

Production subsidiaries of the Company, including wholly owned subsidiaries and consolidated VIEs, have entered into financing arrangement with various parties, on an interim basis prior to finalizing the financing for a film or television series. These funds generally are used to finance pre-production costs; however, during fiscal 2006 and 2007, the funds were used for other purposes as described in note 7(b)(ii).These interim bridge loans are repaid at the time production financing is arranged or within a specified period of time and are secured by the distribution and other rights to the film owned by the production subsidiary that was party to the loan documentation. The loans bear interest at a rate of 6% to 30% per annum. In addition, these loans generally are guaranteed by other non-production subsidiaries of the Company.

Of the loans outstanding, US$384,000 (Cdn$439,000) (August 31, 2006 - US$1,193,000 (Cdn$1,319,000)) is denominated in United States dollars. As at November 30, 2006, the weighted average interest rate of the loans outstanding was 11.54% (August 31, 2006 - 20.96%).  The terms of these loans are less than one year.

c)

Vendor financing arrangement

One of the Company’s subsidiaries received an interest free loan of $239,000 from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security agreement over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVDs replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.  As at November 30, 2006, the effective interest rate was nil%.

d)

Financing arrangements with a Limited Partnership

Certain lenders provide corporate and production loans to the Company that are required to be guaranteed or supported by collateral. The Company has entered into financing guarantee contracts with an unrelated Canadian limited partnership (Cangap) that provides guarantees for certain of the Company’s bank loans. These bank loans that are provided either to (i) the Company for the purpose of financing its minimum guarantee obligations related to film and television rights acquisitions, (ii) to consolidated production entities directly to fund production costs or (iii) directly or indirectly to the Company and its non-production entities to fund corporate activities.  Cangap receives from the Company or its subsidiaries a loan guarantee fee that ranges from 10% to 13% based on the initial amount of the loan guarantee.  Total fees incurred by the Company for the period ended November 30, 2006 were $nil (2005 - $nil). Cangap’s guarantee is secured by certain distribution rights relating to each project and in certain instances cross-collateralized against multiple titles.

Accounts payable and accrued liabilities

	November 30 2006 $ Restated (see note 3)	August 31 2006 $ Restated (see note 3)

Trade accounts payable and accrued liabilities	7,048	3,395
Income taxes payable	262	-
Production liabilities	4,941	2,867
Film asset acquisition liabilities	2,161	3,501
Participation liabilities	2,997	1,797

	17,409	11,560

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the Company sold a real estate property and realized a gain of $523,000.  The Company continued to occupy the property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term.   The Company recognized $nil of this gain in the three months ended November 30, 2006 (2005 – $33,000).

Acquisition of kaBOOM! Entertainment Inc.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada.  The cost of the purchase was $6,983,000 consisting of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000 paid at the time of closing, future cash consideration of $3,202,000 and direct costs of the acquisition of $264,000.  The fair value of the common shares issued of $0.48 per share was determined based on the date the transaction was announced and agreement was reached.  The options, which are fully vested, entitle the holder to acquire shares of the Company at an exercise price of $0.41.

The purchase agreement also provided for payment of a maximum additional consideration of $1,000,000 based on kaBOOM’s achieving certain results of operations for the twelve months ending April 30, 2006. kaBOOM’s results of operations for the twelve months ended April 30, 2006 gave rise to the full amount of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase.  The future cash consideration of $4,202,000 was settled from the proceeds of the private placement completed during the year ended August 31, 2006.

The obligations to settle the future cash consideration was supported by letters of credit amounting to $4,202,000 which were provided by a financial institution and certain of the preferred shareholders. Any portion of the letters of credit drawn would have resulted in a loan due by the Company to those parties.  The terms of the financial institution’s letter of credit provided for interest to be paid at the rate of 12% per annum and would be due on July 30, 2006.  The terms of the letters of credit provided by the preferred shareholders provided for interest to be paid at the prime rate plus 12% per annum and be due on demand.  In addition, the financial institution provided a term loan of $3,500,000 bearing interest at the rate of 12% per annum, compounded monthly and was due on July 30, 2006.  This term loan was settled from part of the proceeds of the private placement completed during the year ended August 31, 2006.

In conjunction with the provision of the financing described in the preceding paragraph, the Company incurred aggregate costs of $701,000 consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, $108,000 which was payable in cash or common shares issuable to the preferred shareholders at the option of the Company and was ultimately settled by the issuance of 245,291 Common Shares and other fees and costs payable in cash of $268,000.  These costs are amortized over the term of the loan and lines of credit.

The Company also paid certain share issuance costs amounting to $25,000 which have been charged to capital stock.

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired.

Amount $
Cash and cash equivalents	232
Accounts receivable	3,920
Inventory	2,150
Investment in film and television	1,072
Property and equipment	125
Intangible assets	2,100
Prepaid expenses	7
Goodwill	5,252
Accounts payable and accrued liabilities	(5,884)
Future income tax liability	(991)
Total consideration	7,983

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisition of kaBOOM. The description of each intangible asset along with each amortization period is as follows;

	November 30, 2006			August 31, 2006
	Estimated fair value $	Accumulated amortization $	Net Book value $	Estimated fair value $	Accumulated amortization $	Net Book value $

Brand	300	53	247	300	38	262
Customer relationship	1,800	262	1,538	1,800	187	1,613

	2,100	315	1,785	2,100	225	1,875

Amortization of intangible assets totalling $90,000 (2005 – $nil) for the three months ended November 30, 2006, is included in other amortization.  Intangible assets represents the fair value of kaBOOM’s brand and customer relationship acquired.  The customer relationships and brand intangible assets are amortized on a straight-line basis over a period of six and five years respectively.

Settlement of obligations

Under the terms of a Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle), a former trade creditor, the Company, who had previously agreed to exchange Fremantle’s trade payable balance for a term loan issued a Conversion Right Certificate (the Fremantle conversion instrument).  It was agreed that if any amount of the Fremantle debt, including unpaid interest, remained outstanding as of December 31, 2004, Fremantle would, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event would the conversion price be less than $3.00 per share.  Pursuant to the terms of the Fremantle conversion instrument, 2,527,000 common shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, were reserved for issuance.

Pursuant to a Release and Reconstitution Agreement with Comerica Bank (Comerica), the terms of a loan guarantee of US$1,075,000 were restructured to restrict repayment of the loan to the ultimate sales proceeds of certain specific exploitation rights and, subject to priority interests, including repayment to Fremantle, to certain assets. The Company also issued a Conversion Right Certificate (the Comerica conversion instrument) to Comerica wherein it was agreed that if any amount of the loan remained outstanding as of December 31, 2005, Comerica would, for a period of 90 days, have the right to convert such unpaid amount to common shares in the capital of the Company at a deemed price of $5.00 per share. Pursuant to the terms of the Comerica conversion instrument, the Company reserved a sufficient number of shares that could be issued in settlement of the US$1,075,000 obligation.

Since the Company had issued a right to receive a variable amount of shares in settlement of their obligations, the Company reflected the amounts as a liability.

Subsequent settlement

During the year ending August 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock.  During fiscal 2005, the Company recognized a gain on settlement of its obligation of $1,105,000 representing the difference between the carrying amount of the obligation and the fair value of the Company’s common stock issued on the conversion date, and a gain on settlement of liability of $1,455,000 representing the extinguishment of the Company’s distribution liability to Fremantle.

On March 30, 2006 Comerica converted its US$1,075,000 loan for 215,000 common shares in the Company.  During fiscal 2006, the Company recognized a loss of $15,000 on the settlement of its obligation which represents the extinguishment of the Company’s distribution liability to Comerica.

Following the issuance of shares in settlement of their obligations there remained 343,689 common shares held in escrow. On September 1, 2006, the Company returned 121,000 of these shares to treasury (note 15(a)(i)).

Film financing transaction

During the year ended August 31, 2004, the Company entered into certain financing arrangements with two United Kingdom limited partnerships (limited partnerships) with respect to two films. Under these arrangements, the Company received $22,554,000 (£9,522,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The Company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the Company is obligated to pay the limited partnerships $24,291,000 (£11,567,000) in April 2009 under that revenue guarantee.

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of $21,339,000 (£9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, are restricted for use as security for the guarantee and cannot be used for any other purpose. At November 30, 2006, the amount of the deposit was $22,980,000 (£10,234,000) (August 31, 2006 – $21,272,000). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate of 5%.

During the period ended November 30, 2006, interest income and interest expense of $255,000 (£126,000) (2005 – $251,000 (£120,000)) was included in the results of operations.

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value

Unlimited Preference Shares, issuable in series without par value

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis.

The Company may at its option, at any time after July 29, 2009 redeem any or all outstanding Series I Preference Shares at an exercise price of US$ 0.46 per share and any or all outstanding Series II Preference Shares at an exercise price of US$ 0.50 per share.

(i)

On September 1, 2006, the Company returned 121,000 shares to treasury from escrow, the   balance of the shares originally reserved for issuance to the Comerica Bank of California as   per their conversion agreement.

(ii)

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price   of US$0.50 per share for proceeds of US$250,000.

(iii)

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000   of   dividends payable to certain preferred shareholders. The value of the shares issued to settle   the liability was $84,000 and therefore the Company recorded a loss on settlement of the   dividends of $13,000.

(iv)

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000.

(v)

During the three months ended November 30, 2006, the Company recorded dividends of $100,000 (2005 – $59,000) in respect of the Series I Preference Shares and the Series II Preference Shares being 10% of their subscription face value of US$3,580,965 (August 31, 2006 – US$3,330,965).

Issued

		Common	Preferred – Series I		Preferred – Series II
	Number of shares	Amount $	Number of shares	Amount $	Number of shares		Amount $	Total amount $

Balance – August 31, 2006	30,964,977	18,164	4,347,827	1,656	2,661,929		1,940	21,760

Issued for cash on exercise of Series II Preference Warrants (note 15(a)(ii))	-	-	-	-	500,000		277	277
Transfer of warrant fair value on exercise of Series II Preference warrants (note 17)	-	-	-	-	-		80	80
Issued for settlement of dividend payable (note 15(a)(iii))	71,318	84	-	-	-		-	84
Issued for cash on exercise of common share warrants (note 15(a)(iv))	200,000	123	-	-	-		-	123
Transfer of warrant fair value on exercise of common share purchase warrant (note 17)	-	84	-	-	-		-	84

Balance – November 30, 2006	31,236,295	18,455	4,347,827	1,656	3,161,929		2,297	22,408
Shares held in escrow (note 13)	343,689	351	-	-	-		-	351
Returned to treasury from escrow– (note 13)	(121,000)	(123)	-	-	-	-	-	(123)
Shares held in escrow	222,689	228	-	-	-		-	228

b)

Stock options

In 1997, the Company adopted a stock option plan (the Plan) which was approved by the Company’s shareholders on January 28, 1998 pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001, January 20, 2003, and February 2006, the Company’s shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 6,217,466 common shares of the Company. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately or after up to 37 months. The Company intends to issue new shares for any stock options exercised.

The following table summarizes information about stock options outstanding as at November 30, 2006:

		Options outstanding
Expiry date	Exercise price per share $	Common	Weighted average remaining contractual life (years)

December 1, 2008	0.47	125,000	2.1
January 23, 2009	0.48	150,000	2.2
July 1, 2008	0.52	300,000	1.6
July 28, 2008	0.52	100,000	1.7
October 12, 2008	0.58	218,667	1.9
February 1, 2010	0.63	250,000	3.3
August 31, 2009	0.63	617,500	2.8
February 25, 2008	0.65	647,500	1.3
September 1, 2008	0.73	125,000	1.8
May 15, 2009	1.31	75,000	2.5
June 1, 2009	1.38	125,000	2.6
November 14, 2009	1.21	225,000	3.0
June 12, 2010	0.95	50,000	3.6
August 31, 2010	1.40	50,000	2.6
September 1, 2010	1.43	30,000	3.8

		3,088,667	2.2

The following table summarizes information about stock option transactions:

	Number of shares	Weighted average exercise price $

Balance – August 31, 2006	2,908,667	0.68

Granted	305,000	1.29
Exercised	-	-
Expired	-	-
Forfeited	(125,000)	(0.95)

Balance – November 30, 2006	3,088,667	0.76

The weighted average fair value of options granted for the three months was $0.73 (August 31, 2006 – $0.39).

At November 30, 2006, a total of 2,270,055 (August 31, 2006 – 1,517,215) options were exercisable at a weighted average exercise price of $0.68 (August 31, 2006 – $0.69).

The following table summarizes information about unexercisable stock options outstanding at November 30, 2006;

	Number of shares	Weighted average grant-date fair value $

Balance – August 31, 2006	1,391,452	0.38

Granted	305,000	0.73
Vested	(844,507)	(0.42)
Forfeited	(33,333)	(0.20)

Balance –November 30, 2006	818,612	0.47

As at November 30, 2006, the Company had total compensation costs related to non-vested awards not yet recognized of $353,000 (August 31, 2006 - $225,000) with a weighted average period of 2.6 years (August 31, 2006 – 2.6 years).

c)

Stock-based compensation to employees

The Company has recorded stock based compensation expense for the stock options granted to employees in the amount of $80,000 in the three months ended November 30, 2006 (2005 – $56,000) and is included in selling, general and administrative expenses. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

	November 30, 2006	August 31, 2006

Volatility (based on historical volatility)	91 to 104%	93 to 108%
Risk-free interest rate	3.4 to 4.0%	2.5 to 3.0%
Expected life	2.0 to 3.0 years	0.5 to 3.0 years

Historically, no dividends have been paid on common shares and none have been assumed.

Contributed surplus

The Company issued stock options to employees during the three months ended November 30, 2006 as compensation. The Company has recognized $80,000 (2005 – $56,000) (note 15(c)) as expense and contributed surplus.

Amount $

Balance – August 31, 2006	2,864

Stock based compensation expense	80

Balance – November 30, 2006	2,944

Warrants

Series II Preferred Share Purchase Warrants

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$250,000.

An amount of $164,000 (2005 – $nil), representing the value of the Series II Preference Share warrants and the Common Share warrants exercised during the three months ended November 30, 2006 was transferred to the cost of the issued Series II Preference Shares and Common Shares.

Common Share Purchase Warrants

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000.

On February 7, 2006, the Company issued 1.5 million Common Share warrants to a firm of marketing and publicity consultants.  1 million warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date.  Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.  The Company has recorded stock based compensation expense for the warrants granted to non employees in the amount of $39,000 (2005 – $nil) during the three months ended November 30, 2006 and is included in selling, general and administrative expenses.

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement completed during the year ended August 31, 2006, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Common Share Purchase Warrants		Series II Preference Share Purchase Warrants
	Number of Shares	Amount $	Number of Shares	Amount $	Total Amount $

As at August 31, 2006	1,769,000	741	1,685,896	269	1,010

Value recognized	-	39	-	-	39
Converted	(200,000)	(84)	(500,000)	(80)	(164)

As at November 30, 2006	1,569,000	696	1,185,896	189	885

As at November 30, 2006, the following warrants were outstanding to acquire Common Shares and Preferred Shares as indicated in the table below:

		November 30, 2006		August 31, 2006
Expiry date	Exercise price per share	Common	Series II Preferred	Common	Series II Preferred
	$
February 6, 2009	US 0.54	1,300,000	-	1,500,000	-
June 7, 2010	1.21	269,000	-	269,000	-
July 29, 2009	US 0.50	-	1,185,896	-	1,685,896

		1,569,000	1,185,896	1,769,000	1,685,896

Interest expense

	Three Months Ended November 30 2006 $ Restated (see note 3)	Three Months Ended November 30 2005 $ Restated (see note 3)
Interest expense comprises the following:

Bank credit facility	33	-
Corporate and production loans	508	255
Film finance transaction (note 14)	255	251
Other	26	-

	822	506

Interest capitalized to film and television programming costs	97	-

Earnings (loss) per common share

(amounts in $ except weighted average number of shares)	Three Months Ended November 30 2006 $ Restated (see note 3)	Three Months Ended November 30 2005 $ Restated (see note 3)

Numerator for basic net earnings (loss) per common share
Net earnings (loss)	(373)	(775)
Less: Preference share dividends	(100)	(59)

Earnings used for basic net earnings (loss) per common share	(473)	(834)
Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	31,004	21,179

Basic net earnings (loss) per common share	(0.02)	(0.04)

Numerator for diluted net earnings (loss) per common share:
Net earnings (loss) used in computing basic net earnings (loss) per common share	(473)	(834)
Preference share dividends	100	-
Denominator for diluted net earnings (loss) per common share	(373)	(834)

Weighted average number of common shares	31,004	21,179
Series I Preference Shares	2,073	-
Stock options and warrants	3,667	-
Contingently issuable shares	222	-

Shares used in computing diluted net earnings (loss) per common share	36,966	21,179

Diluted net earnings (loss) per common share	(0.02)	(0.04)

For the three months ended November 30, 2006 and 2005, the effect of potentially dilutive Series I & II Preferred Shares and Series II Preferred Share warrants contingently issuable shares, stock options and other warrants, were excluded from the calculation of diluted earnings per share, as they are anti-dilutive as the exercise price is greater than share price, to the basic earnings (loss) per common share.

Changes in non-cash operating working capital

	Three Months Ended November 30 2006 $ Restated (see note 3)	Three Months Ended November 30 2005 $ Restated (see note 3)

Accounts and other receivables	(2,255)	2,475
Inventory	(561)	-
Prepaid expenses and deposits	(221)	31
Deferred acquisition costs	(502)	-
Accounts payable and accrued liabilities	5,820	(712)
Loan interest payable	(27)	(357)
Deferred revenue	1,856	83

	4,110	1,520

Non-cash transactions

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $
Fair value of warrants attributed to issuance of Series II Preference Shares and common share (note 17)	164	-
Issuance of common shares on settlement of obligations (note 15(a)(iii))	71	-

Commitments and contingencies

a)

Loan guarantees

i)

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At November 30, 2006, the total amount of such unpaid loans was approximately $219,000 (August 31, 2006 – $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

ii)

The Company has provided loan guarantees to the Canadian limited partnership (see note 8(e)) related to certain independent production entities’ bank loans totalling $3,379,000 in respect of financing the certain independent production entities production costs. In each case, the Company has provided a minimum guarantee to the independent production companies in respect of the acquisition of certain distribution rights.

b)

Film distribution rights commitment

At November 30, 2006, the Company had commitments of $1,475,000 (August 31, 2006 – $2,229,000) with respect to the acquisition of film distribution rights to 10 films, which will be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

c)

Legal claims

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

d)

Operating lease commitments

The Company is committed to certain operating lease payments for premises. The total annual rental commitments are as follows:

Lease obligations $
2007	275
2008	491
2009	602
2010	589
2011	559

2,516

e)

New business venture

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the Agreement, a new company will be created, whereby 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

Segmented information

The Company reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Company created a new business segment during the year ended August 31, 2006, Home Entertainment, which reflects the Company’s new business, as described in note 11.

Management focuses on and measures the results of operations based on earnings (loss) from operations before the undernoted as presented in the consolidated statement of earnings. Segment earnings (loss) before the undernoted is defined as segment revenues less segment amortization of investment in film and television programming and segment selling, general and administrative expenses. Selling general and administrative expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included as corporate activities.

	Three Months Ended November 30 2006 $ Restated (see note 3)	Three Months Ended November 30 2005 $
Revenue
Motion Picture	4,460	810
Television	1,185	99
Home Entertainment	5,685	-
	11,330	909

Segment earnings (loss) from operations before the undernoted
Motion Picture	496	(623)
Television	88	(67)
Home Entertainment	834	-
Corporate	(701)	(273)
	717	(963)

	November 30 2006 $ Restated (see note 3)	August 31 2006 $ Restated (see note 3)

Total Assets
Motion Picture	66,542	64,215
Television	15,750	5,598
Home Entertainment	16,054	13,406
	98,346	83,219

Goodwill by reportable business segment as follows:

Home Entertainment	5,252	5,252
	5,252	5,252

Revenue by geographic location, based on the location of customers, is as follows:

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $

Revenue
Canada	7,656	147
United States	30	-
United Kingdom	1,235	-
Germany	-	401
Japan	620	-
Other foreign	1,789	361

	11,330	909

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the three months ended November 30, 2006 the Company paid $47,000 (2005 – $nil) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

During the three months ended November 30, 2006 the Company incurred interest of $123,000 (2005 – $nil) in respect of a $2,740,000 loan from a company controlled by a director and a member of the Company’s senior management (see note 8). The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. The interest is included in interest expense in the statement of earnings.

c)

As at November 30, 2006, included in production loans was $50,000 (August 31, 2006 – $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is due on demand and is interest free.

Other related party transactions and balances have been described elsewhere in these financial statements.

Subsequent events

i)

Viacom, Inc.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, and VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound. On December 21, 2006, the parties met with an arbitrator and negotiated a settlement of the Company’s claim against Viacom, wherein Viacom agreed to pay US$1,000,000. In addition, the Company entered into a distribution agreement with Viacom for the sale of certain U.S. broadcast rights for the television series Big Sound.

ii)

Business acquisition

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC, which holds the rights to a library of films for a purchase price of US$9,000,000. The purchase consideration is US$8,000,000 cash and US$1,000,000 in issuance of Company shares.   The total amount of Common Shares issued was 1,120,419 and the fair value per Common Share was US$0.89, determined as at the 10 day weighted average prior to closing.  As at November 30, 2006, the Company had incurred $1,013,000 (August 31, 2006 – $511,000) in costs; $398,000 as part of the US$9,000,000 acquisition price and $615,000 additional costs directly associated with the acquisition. These costs are included in deferred acquisition costs on the consolidated balance sheet.

The cash component of the transaction was financed by (i) a corporate facility with Canadian Imperial Bank of Commerce for US$2,700,000 secured by the acquisition’s accounts receivables; (ii) two increased loan facilities with Imperial Capital Bank totalling US$4,600,000, secured by Peace Arch’s accounts receivables; (iii) working capital of the Company in the amount of US$700,000.  The acquisition will be accounted for under the purchase method and the results of operations will be included in the consolidated financial statements from the acquisition date in the Company’s second quarter results.

The preliminary allocation of the cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired.

US$
Accounts receivable	3,052
Investment in film and television	7,100
Goodwill	305
Participation payable	(917)
Total	9,540

The preliminary allocation of the purchase price is subject to revision as more detailed analysis of the investment in film and television programming, intangible assets and other amounts are completed.

United States generally accepted accounting principles (Restated)

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

As described in note 3 to these consolidated financial statements, the Company has restated its financial statements under Canadian GAAP for the three months ended November 30, 2006 and 2005 and as at August 31, 2006.  There are no differences between Canadian and U.S. GAAP related to these restatements, except for the following.

The Company identified a required revision to its November 30, 2006 and 2005 financial statements related to its U.S. GAAP treatment of Share Purchase warrants.  It was determined that for U.S. GAAP purposes, when Share Purchase warrants have an exercise price denominated in a currency other than the company’s functional currency, the Share Purchase warrants are recorded as a derivative liability and adjusted to fair market value each period with any resulting gains or losses included in net earnings under U.S. GAAP.  Previously, Share Purchase warrants were accounted for as equity under U.S. GAAP.  In addition, the reclassification of the Preference Share warrants to a derivative liability resulted in a different allocation of the proceeds received from a private placement between the Series I convertible preference shares and warrants, which affected the computation of the beneficial conversion feature.  The adjustments for the three months ended November 30, 2006 resulted in a net reduction of $7,000 (2005 – nil) to net earnings under U.S. GAAP, and a reduction of $1,501,000 to shareholders’ equity (August 31, 2006 – $963,000) under U.S. GAAP.

a)

Application of U.S. GAAP

i)

Film financing transaction

During the fiscal year ended August 31, 2004, the Company entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the Company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

ii)

Beneficial conversion feature – Series II Preference Shares

During the year ended August 31, 2006, 2,661,929 Series II Preference Share purchase warrants were exercised at a price of US$0.50 per share.  The Series II Preference Share purchase warrants are recorded as a liability, therefore the intrinsic value of those warrants is evaluated at the date of exercise; where the deemed proceeds is less than the fair value of the underlying common stock that would be received upon exercising the convertible preference shares, a beneficial conversion feature is recognized.  For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series II Preference Shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series II Preference shares. The Series II Preference Shares were convertible on the date of issuance resulting in the entire discount being amortized during the year. For Canadian GAAP this discount is not recognized.

iii)

Non-employee stock based transaction

During the year ended August 31, 2006, the Company granted 1.5 million common share purchase warrants to a firm of marketing and publicity consultants as partial remuneration for services. For Canadian accounting purposes, the Company recognized the grant as an equity instrument.  For U.S. GAAP purposes, the warrants are recorded as a liability with gains or losses arising from the revaluation of the liability fair value being included in the period operating results over the period for which the obligation remains outstanding. Accordingly, gains or losses on the settlement of the obligation differ between U.S. and Canadian GAAP.

iv)

Reduction of deficit

During the year ended August 31, 2005, for Canadian GAAP purposes, as permitted under Section 34(1)(b)(ii) of the Ontario Business Corporation Act the Company reduced its stated capital in the amount of $29,707,000 to be applied to reduce the accumulated deficit. A reduction of stated capital for the purpose of reducing an accumulated deficit is not permitted under U.S. GAAP. There is no effect to the shareholders’ equity arising from this reconciling difference.

v)

Adoption of FIN 46(R)

Effective August 31, 2004, the Company was required to adopt Financial Accounting Standards Board (FASB) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (FIN 46(R)). FIN 46(R) expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. FIN No. 46(R) requires a variable interest entity (VIE) to be consolidated by a company if that company is the primary beneficiary of that entity. An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of FIN 46(R), the Company is required to consolidate the assets, liabilities and operating results of PAPDC.  Following the sale of PAPDC to a third party, the Company continued to have a variable interest in PAPDC, and it was determined that the Company was required to absorb the majority of the expected losses of PAPDC. Under the rules governing FIN 46(R), the Company is considered the primary beneficiary of PAPDC and consequently the Company has consolidated PAPDC on a prospective basis effective August 31, 2004.

Effective December 1, 2004, the Company adopted ACG-15 “Consolidation of Variable Interest Entities” under Canadian GAAP such that no reconciling differences existed in respect of FIN 46(R) in the Company’s results after that date.

vi)

Loss on Series II Preference Share Warrants

As described in note 17, on July 29, 2005, the Company issued 4,347,825 Series II Preference Share warrants in connection with a private placement.  For U.S. GAAP purposes, when a Company’s Share Purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, those Share Purchase warrants are recorded as a liability and adjusted to fair market value with any resulting gains or losses included in the calculation of net earnings under U.S. GAAP.  For Canadian GAAP purposes Share Purchase warrants are recorded as equity with no adjustment to fair market value.

vii)

Exercise of Series II Preference Share Warrants

As described in note 17, on July 29, 2005, the Company issued 4,347,825 Series II Preference Share warrants in connection with a private placement.  For U.S. GAAP purposes, Share Purchase warrants are recorded as a liability, and upon conversion of Share Purchase warrants the fair value of the amount converted is transferred from a liability to shareholders’ equity.  For Canadian GAAP purposes, Share Purchase warrants are recorded as equity and there is no impact on shareholders’ equity upon conversion.

Under U.S. GAAP, the net loss and loss per share figures for the three months ended November 30, 2006 and the year ended August 31, 2006, and the shareholders’ equity as at November 30, 2006 and August 31, 2006 are as follows:

	Net earnings (loss)
	Three Months Ended November 30
	2006 $	2005 $
	Restated (see note 3)	Restated (see note 3)
Net earnings (loss) – Canadian GAAP	(373)	(775)
Benefit realized on film financing transaction (note 26(a)(i))	51	-
Beneficial conversion feature – Series II Preference shares (note 26(a)(ii))	(78)	-
Non employee stock based compensation (note 26(a)(iii))	(143)	-
Loss on Series II Preference Share warrants (note 26(a)(vi))	(86)	-

Net loss - U.S. GAAP	(629)	(775)

Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	31,004	21,179
Basic earnings (loss) per common share under U.S. GAAP	(0.02)	(0.04)

Denominator for diluted net earnings per common share
Weighted average number of common shares outstanding	31,004	21,179
Diluted earnings (loss) per common share under U.S. GAAP	(0.02)	(0.04)

The denominator is calculated in the same way as under Canadian accounting principles, and the numerator is determined above.

	Shareholders’ equity
	November 30	August 31
	2006 $	2006 $
	Restated (see note 3)	Restated (see note 3)
Shareholders’ equity – Canadian GAAP	17,262	17,132
Benefit realized on film financing transaction (note 26(a)(i))	(496)	(547)
Non employee stock based transaction (note 26(a)(iii))	(494)	(821)
Loss on Series II Preference Share warrants (note 26(a)(vi))	(1,520)	(949)
Exercise of Series II Preference Share warrants (note 26(a)(vii))	(2)	(13)

Shareholders’ equity - U.S. GAAP	14,750	14,802

The following table indicates the changes to the Company shareholders’ equity.

	November 30	August 31
	2006 $	2006 $
	Restated (see note 3)	Restated (see note 3)

Shareholders’ equity – beginning of period	14,802	6,121
Net (loss) for the period – U.S. GAAP	(629)	(4,456)
Conversion of Series II Preference Share Warrants (note 15(b)(ii))	277	-
Beneficial conversion feature arising from issuance of Series II Preference Shares (note 26(b)(ii))	78	-
Issuance of common shares for cash	-	8,370
Issuance of shares in settlement of obligation	-	231
Issuance of stock options granted (note 15(c))	80	640
Issuance of warrants (note 17)	508	272
Issuance of common shares on conversion of debt (note 15(b)(iii))	84	157
Issuance of common shares for acquisition of kaBOOM (note 11)	-	800
Exercise of stock options	-	255
Exercise of warrants (note 15(b)(iv))	123	-
Dividends declared (note 15(b)(v))	(100)	(308)
Exercise of Series II Preference Share warrants (note 26(b)(vii))	(473)	2,720

Shareholders’ equity – end of period	14,750	14,802

b)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	November 30 2006 $	August 31 2006 $

Balance - Beginning of period	259	628

Credited to expenses	-	(369)

Balance - End of period	259	259

ii)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

(12)